Wade II, Suite 400	P: 919.277.9100
5430 Wade Park Boulevard (27607)	F: 919.277.9177
Post Office Box 33009	www.wardandsmith.com
Raleigh, NC 27636-3009
May 31, 2011

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services

Re:          Next Fuel, Inc.
Form 10-K/A for the Fiscal Year Ended September 30, 2010, filed April 20, 2011
File No. 333-148493

Dear Ms. Jenkins:

As we discussed on the telephone on Friday, May 27, 2011, on behalf of our client, Next Fuel, Inc. (the "Company"), we hereby request an extension of fourteen (14) business days to respond to the comment letter from the staff of the Securities and Exchange Commission dated May 11, 2011 (the "Comment Letter").

The Company's current Chief Executive Officer, President and Chief Financial Officer were not employed by the Company during the periods covered by the reports discussed in the Comment Letter. Consequently, the Company requires additional time to inquire into the matters addressed in the Comment Letter during those periods and to properly respond.

The Company is addressing the staff's specific comments as quickly as it can, as well as evaluating what, if any, additional controls and procedures are prudent in light of the new business being conducted by the Company.  As discussed in the Form 10-Q for the quarter ended March 31, 2011, the Company has signed agreements with potential partners in both China and Indonesia.  Travel commitments by the Company's officers have delayed the Company from taking action on controls and procedures as quickly as the Company would like.

 The Company believes it will be able to respond to the staff's Comment Letter on or before June 15, 2011.  At that time, we propose to send the staff a summary of proposed amendments and explanations.  We would greatly appreciate it if the staff could review the proposed response before amendments are filed.  Please advise whether this procedure is acceptable to the staff.

ASHEVILLE	GREENVILLE	NEW BERN	RALEIGH	WILMINGTON

May 31, 2011

Thank you for your consideration of this request.  If you have any questions regarding this letter, please do not hesitate to contact me.

Yours truly,

/s/ James F. Verdonik

WARD AND SMITH, P.A.

CC:	Mr. Robert H. Craig Chief Executive Officer Next Fuel, Inc. 821 Frank Street Sheridan, WY 82801